UBS MONEY SERIES
CERTIFICATE OF VICE PRESIDENT AND ASSISTANT SECRETARY FOR BOARD RESOLUTIONS APPROVING BYLAW AMENDMENTS

          I, Keith A. Weller, Vice President and Assistant Secretary of UBS Money Series (the “Trust”), hereby certify that, at a duly convened meeting of the Board of Trustees of the Trust held on February 13, 2008, the Board of Trustees duly and unanimously approved the following preambles and resolution:

                    WHEREAS, the Nominating and Corporate Governance Committee of the Board has recommended to the full Board that the Board’s mandatory retirement age be changed from 74 to 75; and

                    WHEREAS, the Board has accepted the Nominating and Corporate Governance Committee’s recommendation and has determined that it is in the best interest of the Trust to change the Board’s retirement age policy;

                    NOW, THEREFORE, BE IT

                    RESOLVED, that pursuant to the relevant section of the Trust’s Bylaws (the “Bylaws”) concerning amendments to the Bylaws, Article II, Section 3 of the Bylaws be, and it hereby is, amended to read as follows:

Section 3.Retirement of Trustees. Each Trustee who has attained the age of seventy-five (75) years shall retire from service as a Trustee on the last day of the month in which he or she attains such age. Notwithstanding anything in this Section, a Trustee may retire at any time as provided for in the governing instrument of the Trust.

IN WITNESS WHEREOF, I have signed this certificate as of the 22nd day of February, 2008.

UBS MONEY SERIES

	By:	/s/Keith A. Weller
	Name:	Keith A. Weller
	Title:	Vice President and Assistant Secretary

New York, New York (ss)

Subscribed and sworn to before me
on this 22 nd day of February, 2008.

/s/Cathleen Crandall
Notary Public